

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 23, 2011

Via Facsimile and U.S. Mail

Mr. Andrew I. Sealfon
Chief Executive Officer
Repro-Med Systems, Inc.
24 Carpenter Road
Chester, New York 10918

> **Re:** **Repro-Med Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended February 28, 2010**
> **Filed June 1, 2010**
> **Form 10-Q for the Quarter Ended November 30, 2010**
> **File No. 000-12305**

Dear Mr. Sealfon:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 28, 2010

Note 1. Nature of Operations and Summary of Signficant Accounting Policies, page 25

-Revenue Recognition, page 27

1.   We note that you grant your customers sales incentives in the form of advertising. Please revise your future filings to disclose how you account for these advertising incentives provided to your customers in accordance in with 605-50 of the FASB Accounting Standards Codification.

Exhibit 31.1

2.   We note that the certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. Specifically, we note that you improperly include the title of the certifying official in the introduction of your certification. Please revise your certifications in future filings to conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Quarter Ended November 30, 2010

Note 1. Nature of Operations and Summary of Significant Accounting Policies, page 6

-Net Income Per Share, page 8

3.   We note that you present your basic and diluted earnings per share calculations for the three months and nine months ended November 30, 2010. However, we note that you do not present your basic and diluted earnings per share calculations for the three months and nine months ended November 30, 2009. Please revise your future filings to present your basic and earnings per share calculations for all reporting periods presented. Refer to the guidance in 260-10-50 of the FASB Accounting Standards Codification.

Exhibit 31.1

4.   We note here and within your May 31, 2010 and August 31, 2010 Forms 10-Q that your certifications are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. Please amend your filings to include revised certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief